September 23, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:      ARTRA GROUP, Incorporated
         Post-Effective Amendment to Registration Statement on Form S-1 Filed on August 29, 1997
         File Number 333-16965





Gentlemen:

This is to request withdrawal of that certain post-effective amendment filed to Registration Statement Number 333-16965, which post-effective amendment was filed on August 29, 1997.





Very truly yours,



ARTRA GROUP Incorporated




James D. Doering
Vice President/Treasurer
Chief Financial Officer